UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONE Midstream Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

206812109

(CUSIP Number)

David M. Khani

Chief Financial Officer

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 206812109

1.	Name of Reporting Person: CONSOL Energy Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: None
	8.	Shared Voting Power: 7,110,637(a)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 7,110,637(a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,110,637(a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 20.7%(b)
14.	Type of Reporting Person: CO

(a)	Represents 7,110,637 common units representing limited partner interests (“Common Units”) in CONE Midstream Partners LP (the “Issuer”) held directly by CNX Gas Company LLC (“CNX Gas LLC”). CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corporation (“CNX Gas Corp”). CNX Gas Corp is a wholly owned subsidiary of CONSOL Energy Inc. (“CONSOL”). Accordingly, each of CONSOL and CNX Gas Corp may be deemed to indirectly beneficially own the Common Units directly held by CNX Gas LLC, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein. Excludes 14,581,561 Subordinated Units that convert to Common Units on a one for one basis following the Subordination Period.
(b)	Based upon 29,180,217 Common Units outstanding as of November 4, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016, and gives effect to the issuance on November 16, 2016 of the 5,183,154 Common Units pursuant to the Contribution Agreement by and among CONE Gathering LLC, CONE Midstream GP LLC, the Issuer, CONE Midstream Operating Company LLC and certain other signatories thereto, dated as of November 15, 2016 (the “Contribution Agreement”), and does not give effect to the conversion of the Subordinated Units. If all of the Subordinated Units were converted into Common Units as of the date of this report, the Reporting Person’s beneficial ownership would be 34.2%.

CUSIP No.: 206812109

1.	Name of Reporting Person: CNX Gas Company LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Virginia
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: None
	8.	Shared Voting Power: 7,110,637(a)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 7,110,637(a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,110,637(a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 20.7%(b)
14.	Type of Reporting Person: OO (Limited Liability Company)

(a)	Represents 7,110,637 common units representing limited partner interests (“Common Units”) in CONE Midstream Partners LP (the “Issuer”) held directly by CNX Gas Company LLC (“CNX Gas LLC”). CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corporation (“CNX Gas Corp”). CNX Gas Corp is a wholly owned subsidiary of CONSOL Energy Inc. (“CONSOL”). Accordingly, each of CONSOL and CNX Gas Corp may be deemed to indirectly beneficially own the Common Units directly held by CNX Gas LLC, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein. Excludes 14,581,561 Subordinated Units that convert to Common Units on a one for one basis following the Subordination Period.
(b)	Based upon 29,180,217 Common Units outstanding as of November 4, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016, and gives effect to the issuance on November 16, 2016 of the 5,183,154 Common Units pursuant to the Contribution Agreement by and among CONE Gathering LLC, CONE Midstream GP LLC, the Issuer, CONE Midstream Operating Company LLC and certain other signatories thereto, dated as of November 15, 2016 (the “Contribution Agreement”), and does not give effect to the conversion of the Subordinated Units. If all of the Subordinated Units were converted into Common Units as of the date of this report, the Reporting Person’s beneficial ownership would be 34.2%.

Explanatory Note:

Item 1.	Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of CONE Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317. The Reporting Persons hold 7,110,637 Common Units and 14,581,561 Subordinated Units (as defined below).

Upon the termination of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 30, 2014 (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Issuer held by the Reporting Persons (defined below) are convertible into Common Units on a one-for-one basis as set forth in the Partnership Agreement.

References to the “General Partner” refer to CONE Midstream GP LLC, a Delaware limited liability company and the general partner of the Issuer.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by CONSOL Energy Inc., a Delaware corporation (“CONSOL”), and CNX Gas Company LLC, a Virginia limited liability company (“CNX Gas LLC”), the direct owner of the securities reported herein and a wholly owned indirect subsidiary of CONSOL. Each of the foregoing is referred to collectively as the Reporting Persons.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein.

(b)	The address for the Reporting Persons is 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

(c)	The principal businesses of the Reporting Persons are Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin and the extraction and preparation of coal, also in the Appalachian Basin.

(d)-(e)	During the past five years, none of the Reporting Persons, and none of the Listed Persons identified on Schedule I, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CONSOL is an entity properly organized under the laws of the State of Delaware. CNX Gas LLC is an entity properly organized under the laws of the Commonwealth of Virginia

Item 3.	Source and Amount of Funds or Other Consideration

On September 30, 2014, the Issuer completed its initial public offering (the “IPO”) of 20,125,000 Common Units (including 2,625,000 Common Units issued pursuant to the underwriters’ exercise in full of their option to purchase additional Common Units) at a price to the public of $22.00 per Common Unit ($20.68 per Common Unit, net of the underwriting discount) pursuant to a Registration Statement on Form S-1, as amended (File No. 333- 198352), initially filed by the Issuer with the U.S. Securities and Exchange Commission (the “Commission”) on August 25, 2014 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Prior to the IPO, the Reporting Persons indirectly owned 50% of the limited partner interests of the Issuer. On September 30, 2014, in connection with the closing of the IPO, the Issuer entered into a Contribution, Conveyance and Assumption Agreement (the “IPO Contribution Agreement”) with CONSOL, Noble Energy, Inc. (“Noble”), CONE Gathering LLC (“CONE”), the General Partner and CONE Midstream Operating Company LLC (“Operating Company”). Immediately prior to the closing of the IPO, CONE contributed to the Issuer all of its interest in the Operating Company as consideration for 9,038,121 Common Units and 29,163,121 Subordinated Units, which CONE subsequently distributed equally to the Reporting Persons and Noble. Additionally, the General Partner received a continuation of its 2% general partner interest and all of the incentive distribution rights of the Issuer. These transactions, among others, were made in a series of steps outlined in the IPO Contribution Agreement, which is an exhibit to the Registration Statement. The Operating Company indirectly owned a 75% general partner interest in CONE Midstream DevCo I LP, a Delaware limited partnership (“DevCo I”). As result of the immediate distribution by CONE of the Common Units it received in the IPO to its members, CNX Gas LLC, the indirect subsidiary of CONSOL, acquired 4,519,060 Common Units and 14,581,561 Subordinated Units. CONSOL is deemed to indirectly beneficially own the Common Units and Subordinated Units held by CNX Gas LLC.

On November 15, 2016, the Issuer entered into a Contribution Agreement (the “First Drop Down Contribution Agreement”) with CONE, the General Partner, the Operating Company and certain other signatories thereto, under which CONE contributed the remaining 25% limited partner interest in DevCo I (the “First Drop Down”), in exchange for (i) cash consideration in the amount of $140.0 million, (ii) the Issuer’s issuance of 5,183,154 Common Units at an issue price of $20.42 per Common Unit (the “Common Unit Issue Price”), or an aggregate $105.8 million in equity consideration, to CONE (which in turn, immediately distributed such Common Units equally to the Reporting Persons and Noble), and (iii) the Issuer’s issuance to the General Partner of an additional general partner interest in the Issuer in an amount necessary for the General Partner to maintain its two percent general partner interest in the Issuer. The Common Unit Issue Price was calculated as the volume-weighted average trading price of the Issuer’s Common Units over the trailing 20-day trading period ending on November 11, 2016. Following the First Drop Down and including interests it held previously thereto, the Operating Company owns all of the partner interests of DevCo I. As result of the immediate distribution by CONE of the Common Units it received in the First Drop Down to its members, CNX Gas LLC, the indirect subsidiary of CONSOL, acquired 2,591,577 Common Units. CONSOL is deemed to indirectly beneficially own the Common Units and Subordinated Units held by CNX Gas LLC. The summaries contained herein of the Partnership Agreement, IPO Contribution Agreement and First Drop Down Contribution Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits A through C, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units and Subordinated Units reported herein for investment purposes, and the Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Persons own 50% of the membership interests of CONE, which owns all of the membership interests in the Issuer’s General Partner and appoints the General Partner’s board of directors. The Reporting Persons may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or legal structure.

(a) The Subordinated Units owned of record by the Reporting Persons are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership

Agreement. The General Partner may grant restricted units, phantom units, distribution equivalent rights, unit options, unit appreciation rights, unit awards, profits interest units and other unit-based awards to officers, directors and employees of the General Partner and its affiliates pursuant to the CONE Midstream Partners LP 2014 Long-Term Incentive Plan (the “LTIP”).

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by CONE. The Reporting Persons own 50% of the membership interests of CONE. Some of the Reporting Persons’ executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through their ownership interest in CONE, the Reporting Persons have significant influence in electing the members of the board of directors of the General Partner.

(e) Subject to the restrictions contained in the Partnership Agreement, the Reporting Persons, as indirect owners of 50% of the membership interests the General Partner, has significant influence over the amount of distributions declared by the Issuer and may influence the Issuer to change its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons have no current intention of changing the present capitalization or distribution policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

(a) - (j) Except for the matters set forth above in this Schedule 13D, the Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	After giving effect to the IPO and the First Drop Down, the CNX Gas LLC directly owns, and CONSOL indirectly owns, 7,110,637 Common Units, representing 20.7% of the outstanding Common Units of the Issuer (without giving effect to the conversion of any of the Subordinated Units), and 14,581,561 Subordinated Units, representing 50% of the Subordinated Units of the Issuer.

If all of the Subordinated Units were converted into Common Units as of the date of this report, the Reporting Person’s beneficial ownership would be a 34.2% aggregate limited partner interest.

Through its ownership of the General Partner, the Reporting Person may be deemed to indirectly beneficially own 50% of the General Partner’s 2.0% general partner interest and 50% of the incentive distribution rights in the Issuer.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	The information set forth in Item 3 is incorporated herein by reference. Except as otherwise described herein, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

(d)

The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Partnership Agreement

The General Partner, as the sole general partner of the Partnership, CONE, as the initial limited partner of the Issuer, and all other limited partners, among others, are party to the Partnership Agreement. Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of conversion of the Subordinated Units into Common Units and voting rights. Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates, including the Reporting Person, have the right to cause the Issuer to register for resale under the Securities Act and applicable state securities laws any units that they hold.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	First Amended and Restated Agreement of Limited Partnership of CONE Midstream Partners LP, dated as of September 30, 2014 (Filed as Exhibit 3.1 to the Issuer’s Form 8-K (File No. 001-36635) filed on October 3, 2014)

Exhibit B	Contribution, Conveyance and Assumption Agreement, dated as of September 30, 2014, by and among CONE Midstream Partners LP, CONE Midstream GP LLC, CONSOL Energy Inc., Noble Energy, Inc., CONE Gathering LLC and CONE Midstream Operating Company LLC (Filed as Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-36635) filed on October 3, 2014)

Exhibit C	Contribution Agreement dated as of November 16, 2016, by and among CONE Gathering LLC, CONE Midstream GP LLC, CONE Midstream Partners LP, CONE Midstream Operating Company LLC and certain other signatories thereto (filed as Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-36635) filed on November 16, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016	CONSOL Energy Inc.

/s/ David M. Khani
	By:	David M. Khani
Executive Vice President and Chief Financial Officer

CNX Gas Company LLC

/s/ David M. Khani
	By:	David M. Khani
Senior Vice President and Chief Financial Officer

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of November 23, 2016.

CONSOL Energy Inc.

/s/ David M. Khani
By:	David M. Khani
Executive Vice President and Chief Financial Officer

CNX Gas Company LLC

/s/ David M. Khani
By:	David M. Khani
Senior Vice President and Chief Financial Officer

Schedule I

Information regarding each managing member, director and executive officer of the Reporting Persons, or each person controlling the Reporting Persons, is set forth below.

Reporting Person: CONSOL Energy Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship

Nicholas J. DeIuliis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director of CONSOL Energy Inc.	USA

Stephen W. Johnson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President - Diversified Business Units of CONSOL Energy Inc.	USA

David M. Khani	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer of CONSOL Energy Inc.	USA

Timothy C. Dugan	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer - Exploration and Production of CONSOL Energy Inc.	USA

James A. Brock	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer – Coal of CONSOL Energy Inc.	USA

William N. Thorndike, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chairman of the Board of CONSOL Energy Inc. (Managing Director of Housatonic Partners)	USA

Alvin R. Carpenter	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (Former Vice Chairman – CSX Corporation)	USA

William E. Davis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (Former Chairman and Chief Executive Officer of Niagara Mohawk Power Corporation)	USA

Maureen E. Lally-Green	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (Former Judge on the Superior Court of Pennsylvania)	USA

Gregory A. Lanham	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (Former Director and Chief Executive Officer of FTS International, Inc.)	USA

Bernard Lanigan, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc.)	USA

John T. Mills	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (Former Chief Financial Officer – Marathon Oil Corporation)	USA

Joseph P. Platt	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (General Partner, Thorn Partners, LP)	USA

William P. Powell	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (Managing Partner – 535 Partners LLC)	USA

Edwin S. Roberson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director of CONSOL Energy Inc. (Chief Executive Officer, Christ Community Health Services)	USA

Reporting Person: CNX Gas Company LLC

Name	Business Address	Principal Occupation or Employment	Citizenship

Timothy C. Dugan	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer - Exploration and Production of CONSOL Energy Inc. Position with Reporting Person: Manager and President and Chief Executive Officer	USA

Nicholas J. DeIuliis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director of CONSOL Energy Inc. Position with Reporting Person: Manager	USA

Stephen W. Johnson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President - Diversified Business Units of CONSOL Energy Inc. Position with Reporting Person: Manager and Senior Vice President	USA

David M. Khani	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer of CONSOL Energy Inc. Position with Reporting Person: Manager and Senior Vice President and Chief Financial Officer	USA